Contact

www.linkedin.com/in/richard-olson-2796a010 (LinkedIn)
2020visionstrategies.com (Company)

Top Skills

Advisory Boards
Strategic Planning
Executive Management

Richard Olson

President at 2020 Vision
Santa Rosa Beach, Florida, United States

Experience

2020 Vision
President
January 2008 - Present (15 years 4 months)
Santa Rosa Beach Florida

Strategic Advisory Group

Santa Rosa Beach Companies Inc.
President
January 2004 - December 2009 (6 years)

Rapid Packaging
President
1989 - 2003 (14 years)